Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept. 30,		Sept. 30,
(In thousands, except per-share amounts)	2007	2006	2007	2006

Loss from continuing operations	$(4,462)	$(7,186)	$(15,514)	$(31,092)
Discontinued operations	—	—	135	—

Net loss	(4,462)	(7,186)	(15,379)	(31,092)
Less preferred dividends	(1,560)	(1,560)	(4,680)	(4,680)
Less beneficial conversion feature related to Series B Preferred Stock	(779)	(779)	(2,338)	(2,337)

Net loss applicable to common shareholders	$(6,801)	$(9,525)	$(22,397)	$(38,109)

Basic income (loss) per share:
Weighted-average common shares outstanding	5,002	4,842	4,943	4,822

Per-share amount:
Continuing operations	$(1.36)	$(1.97)	$(4.56)	$(7.90)
Discontinued operations	—	—	.03	—

Net loss	$(1.36)	$(1.97)	$(4.53)	$(7.90)

Diluted income (loss) per share:
Weighted-average common shares outstanding (a)	5,002	4,842	4,943	4,822

Per-share amount:
Continuing operations	$(1.36)	$(1.97)	$(4.56)	$(7.90)
Discontinued operations	—	—	.03	—

Net loss	$(1.36)	$(1.97)	$(4.53)	$(7.90)

(a)	In both years, (i) the 5.7 million common shares into which the 6% Series B Convertible Preferred Stock is convertible and (ii) potentially dilutive restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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